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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue
(No. and Street)

Wyncote	PA	19095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
N. Mark Marr (215) 881-4698
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, N. Mark Marr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Investment Planning, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Nancy L. Heffner, Notary Public
Cheltenham Twp., Montgomery County
My Commission Expires Dec. 30, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

N. Mark Marr
Signature

Chief Financial Officer
Title

Nancy L. Heffner
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
Year Ended December 31, 2015

TABLE OF CONTENTS



MITCHELL TITUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lincoln Investment Planning, LLC

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, LLC and Subsidiaries (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Lincoln Investment Planning, LLC and Subsidiaries at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Mitchell & Titus, LLP

February 27, 2016

1818 Market Street
Philadelphia, PA 19103
T +1 215 561 7300
F +1 215 569 8709
mitchelltitus.com

LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 17,919,718
Cash–segregated under Federal and other regulations	10,378,024
Commissions receivable	5,405,604
Fees receivable	1,769,170
Advances to financial representatives, net of provision for doubtful accounts of $81,237	4,286,714
Receivables from customers	137,698
Receivables from providers	2,058
Prepaid expenses	1,361,586
Notes receivable from financial representatives and others	1,699,142
Furniture and fixtures, net of accumulated depreciation of $7,852	5,492
Deposits with clearing organizations and others	137,262
Goodwill and other intangible assets, net of accumulated amortization	1,903,705
Other assets	1,188,763
Total assets	$ 46,194,936
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Payables to customers	$ 8,280,178
Commissions payable	7,022,747
Payables to retirement plan	897,127
Accounts payable and accrued expenses	6,915,340
Payable to affiliate	58,022
Unit appreciation rights program payable	250,000
Note payable	245,705
Deferred advisory revenue	75,714
Total liabilities	23,744,833
Member's equity	
Member's equity	22,450,103
Total liabilities and member's equity	$ 46,194,936

The accompanying notes are an integral part of the consolidated statement of financial condition.

NOTE 1 ORGANIZATION AND DESCRIPTION OF BUSINESS

Lincoln Investment Planning, LLC and Subsidiaries (the Company) is in the business of providing financial services. Lincoln Investment Planning, LLC (Lincoln) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and various states' and territories' securities commissions and is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Lincoln is also an investment advisor registered with the SEC and is subject to regulation by the U.S. Commodity Futures Trading Commission (CFTC). Lincoln was incorporated in November 1968 and was a wholly owned subsidiary of Lincoln Investment Group Holdings, Inc. (LIGHI) until July 31, 2015. Effective August 1, 2015, Lincoln became a single member Pennsylvania Limited Liability Company and a wholly owned subsidiary of Lincoln Investment Capital Holdings, LLC (the Parent). The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the U.S., with a primary concentration in the Eastern and Central regions. Lincoln self-clears and custodies approximately one-third of its client transactions on its proprietary *Retirement and Investor Solutions* platform. Approximately 40% of client business is introduced on a fully disclosed basis to an unaffiliated broker-dealer which performs clearing and custody services for these clients. The remainder of Lincoln's business is conducted directly with product providers.

Linjersey, Inc. was a wholly owned subsidiary of Lincoln. This company merged its assets into Lincoln as of June 30, 2015. Linjersey, Inc. purchased the assets of a New Jersey-based financial services firm specializing in 403(b) retirement plans and individual IRAs.

Lingren, LLC became a single member Pennsylvania Limited Liability Company as of August 1, 2015 and is a wholly owned subsidiary of Lincoln. Lingren purchased the assets of a Washington State-based financial services firm specializing in 403(b) retirement plans and individual IRAs.

Lincoln Acquisition Corporation (LAC) was a wholly owned subsidiary of Lincoln. LAC owns 100% of the stock of both Linmass, Inc. and Linchic, Inc. LAC merged its assets into Lincoln as of June 30, 2015. Linmass, Inc. acquired the assets of a Massachusetts-based broker/dealer and the book of business of that broker/dealer's majority shareholder. Linchic, Inc. purchased the assets of a Chicago-based financial services firm, which was transacting securities business through Lincoln.

All securities business of Lingren, LLC is transacted through financial representatives registered with Lincoln.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days at the time of purchase.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Income Taxes

Effective June 1, 2012, the Company elected, with the consent of its stockholders, to be taxed as a subsidiary to LIGHI, filing a consolidated tax return under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code until July 31, 2015. Under these provisions, the Company did not pay Federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders of LIGHI were liable for individual Federal and various state and local income taxes on their share of the Company's taxable income. The Company paid taxes in certain states and local jurisdictions where Subchapter S was not recognized. As described in Note 1, effective August 1, 2015, the Company became a single member limited liability company. As a limited liability company, the Company is not subject to Federal or state income taxes. As such, it is not a tax-paying entity for Federal and state income tax purposes, and accordingly, the Company's consolidated statement of financial condition does not reflect any assets or liabilities for Federal or state income taxes. The Parent reports the taxable income or loss in its tax returns.

U.S. GAAP requires the Company's management to evaluate uncertain tax positions taken by the Company. Accordingly, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes *(continued)*

De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized. The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2012.

Fixed Assets

Fixed assets include furniture and fixtures, which are depreciated using the straight-line method over the estimated useful life of the assets of five years.

Provision for Doubtful Accounts

The Company provides for a provision for doubtful accounts for advances to and notes receivable from financial representatives and others based on experience and specifically identified risks. Advances to financial representatives and notes receivable to financial representatives and others are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts. Allowance for doubtful accounts comprised of the following:

Doubtful Accounts, beginning balance	$	79,806
Write-offs		(56,962)
Provision		58,393
Doubtful Accounts, ending balance	$	81,237

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill and Other Intangible Assets

Goodwill and sales representative relationship are accounted for in accordance with the requirements of ASC 350, *Intangibles–Goodwill and Other*. Goodwill and sales representative relationship are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more-likely-than-not reduce its fair value below the carrying value.

The Company performed an annual impairment evaluation as of December 31, 2015 and noted there was no impairment to any of its goodwill or sales representative relationships.

Customer lists are amortized over five- to eight-year periods. Covenants not to compete are amortized over the related contract term. Management routinely assesses if an event occurs or circumstances change indicating that the carrying value of its customer lists and covenants not to compete become non-recoverable. No such events or circumstances took place during the year.

Notes Receivable from Financial Representatives and Others

The Company's notes receivable balance primarily consists of notes receivable from financial representatives. These interest-bearing note agreements are given to financial representatives to assist them in purchasing a book of business. The repayment term of the note ranges from six months to ten years depending on the size of the advance.

Based on the nature of these notes receivable, the Company does not analyze this asset on a portfolio segment or class basis. Concerns regarding recoverability generally arise in the event that a financial representative's securities registration is terminated by the Company. The Company maintains a provision for doubtful accounts and determines the amount of the provision based on specific identification of material amounts at risk by financial representatives and maintains a reserve based on its historical collection experience. The credit quality of the notes receivable and the adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as historical collection experience, the economic and competitive environment and changes in the creditworthiness and licensing registration status of the financial representatives. Although management believes its provision is adequate, it cannot anticipate with any certainty the changes in the financial condition of its financial representatives. As a result, the Company records adjustments to the provision for doubtful accounts in the period in which the new information that requires an adjustment to the reserve becomes known.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Notes Receivable from Financial Representatives and Others *(continued)*

The accrual of interest is discontinued for all notes classified as doubtful and non-performing. A note returns to accrual status when it is classified as performing. The note, at that time, recaptures the interest not accrued during the non-accrual period. Payments received for notes on non-accrual status are applied first to outstanding interest due on the notes and then to outstanding principal.

A note is considered impaired under applicable accounting guidance if it is classified as doubtful; that is, when based on current information, it is probable that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement. At December 31, 2015, all outstanding notes receivable were categorized as performing.

NOTE 3 CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $10,378,024 is segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 of the SEC.

NOTE 4 RETIREMENT PLAN

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and are able to enroll on a quarterly basis. Employees are eligible for the profit-sharing component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries, or $18,000, with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $6,000. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 6% of compensation based on years of service. Participants are always fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment.

NOTE 5 DEFERRED COMPENSATION PLAN

In 2005, the Company adopted a deferred compensation plan for certain executives. This plan entitles certain eligible executives to a percentage of the appreciation in the estimated fair value of the Company as determined by a formula for periods subsequent to each participant's initial eligibility date. Such amounts are generally payable upon the retirement of the executive over a payment schedule ranging from five to ten years, depending on the age of the executive upon termination. The plan was amended on July 1, 2015 to cease accruing additional benefits after December 31, 2014 and to transfer the plan and all liabilities under the plan to LIGHI. Accordingly, a liability of $8,824,374 and the associated cash was transferred to LIGHI as of July 31, 2015.

In 2015, the Company designed a new deferred compensation plan for certain executives and the related liability is included in Unit Appreciation Rights Program payable on the Company's consolidated statement of financial condition.

Deferred Compensation Plan for Retired Participants

The Company's note payable balance includes a non-interest bearing note payable related to its liability under the deferred compensation plan for retired participants. The note is discounted based on an imputed interest rate of 6% and will be paid off in October 2018.

NOTE 6 GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are comprised of the following:

Goodwill	$ 468,185
Sales representative relationship	1,203,188
Customer lists	1,733,678
Covenant not to compete	588,600
Total	3,993,651
Less: Accumulated amortization	(2,089,946)
Net	$ 1,903,705

Goodwill is related to an acquisition of a business in the New England area in 2000 and a Washington state-based financial services firm during 2009 and is not amortized. The sales representative relationship asset is related to the acquisition of the Washington State-based financial services firm and is not amortized. The customer lists are related to the acquisition of a Chicago-based financial services firm during 2005, a New Jersey-based financial services firm during 2008, and a portion of the business of an existing Lincoln financial representative based in Virginia during 2013, and are being amortized over five to eight years.

NOTE 6 GOODWILL AND OTHER INTANGIBLE ASSETS *(continued)*

The weighted-average amortization period for customer lists is approximately 2.83 years. Non-amortized intangible assets are subject to periodic review for impairment, and are written down as applicable. The covenant not to compete is related to the acquisition of the Chicago-based financial services firm, the New Jersey-based financial services firm, and the Washington State-based financial services firm and was being amortized over the contract term of five years and has been fully amortized.

NOTE 7 COMMISSIONS AND OTHER FEES RECEIVABLE

Commissions and other fees receivable arise from selling mutual fund shares, other securities, insurance products, and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

Securities owned by customers are held as collateral for receivables from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the consolidated statement of financial condition.

NOTE 8 PAYABLES TO CUSTOMERS

Payables to customers include amounts due on cash transactions.

NOTE 9 COMMITMENTS AND CONTINGENCIES

The Company conducts its operations in leased facilities under operating leases that expire at various dates. The Company's headquarters are in Wyncote, Pennsylvania, but its sales offices are maintained in several other locations.

The Company will be moving to a new corporate headquarters in the second quarter of 2016 where the Company has committed to a lease term of 11.2 years.

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's financial position.

NOTE 9 COMMITMENTS AND CONTINGENCIES *(continued)*

As with many financial services companies, from time to time, the Company receives informal and formal requests for information from various state and Federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a materially adverse effect on the Company's financial position.

The Company maintains a standby letter of credit of $3,000,000 with a national banking organization. There have been no funds drawn from this letter of credit as of December 31, 2015.

NOTE 10 AGREEMENTS WITH CARRYING BROKER

Lincoln has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. Lincoln discloses these arrangements to its customers. Lincoln is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

NOTE 11 RELATED-PARTY TRANSACTIONS

The Company's headquarters are leased under an operating lease agreement with 218 Glenside Partnership, Ltd. (Partnership). Certain stockholders of LIGHI own the Partnership.

The Company rents computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from For Lease, Inc., which is owned by certain stockholders of LIGHI and from ForLease LIP, LLC which is owned by the Parent.

Capital Analysts, LLC (CAI) is a wholly owned subsidiary of the Parent and is registered as an investment advisor with the SEC. The Company has a payable of $58,022 to CAI, which is included in due to affiliate in the accompanying consolidated statement of financial condition as of December 31, 2015.

NOTE 12 NET CAPITAL REQUIREMENTS

Lincoln is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion.

Lincoln has elected to use the alternative method permitted by Rule 15c3-1, which requires Lincoln maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Lincoln is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain minimum net capital of the greater of $45,000 or its Rule 15c3-l net capital requirement. At December 31, 2015, Lincoln had net capital of $10,348,413, which was 7,515% of aggregate debit balances and $10,098,413 in excess of the minimum net capital requirement.

Distribution payments and other equity withdrawals from Lincoln are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies. Under the alternative method, Lincoln may not pay cash distributions, or make any unsecured advances or loans to its member or employees if such payment would result in net capital of less than 5% of aggregate debit balances, or less than 120% of its minimum dollar net capital requirement.